Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 28, 2025

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Ms. Choo:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on January 10, 2025 (the “Registration Statement”). The Registration Statement relates to the First Trust Balanced Income ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

The Staff notes the Registrant’s Response to Comment 6 in the prior correspondence dated March 24, 2025 (the “Prior Correspondence”) and the inclusion of disclosure indicating that Index will generally have between 15-50 constituents. However, pursuant to a review of the index methodology, there are currently only 17 eligible constituents. Please reconcile.

Response to Comment 1

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below.

As of March 31, 2025, the Index had 13 constituents.

Comment 2 – Principal Investment Strategies

The Staff notes the Registrant’s Response to Comment 7 in the Prior Correspondence set forth below relating to First Trust’s role with regard to the Index’s creation, constitution and methodology development and whether the Advisor or its affiliates retained any role with respect to the Index given that the Index constituents are all First Trust advised funds.

The Registrant notes that the Index Provider consulted with First Trust regarding the origination of the Index and the Index methodology. While the Index Provider may consult with First Trust prior to effectuating a material change to the Index methodology, First Trust maintains no discretion with regard to the compilation and composition of the Index or any changes thereto as such discretion ultimately lies with the Index Provider.

The Staff believes that this ought to be included in the prospectus as opposed to being provided supplementally to the Staff in correspondence.

Response to Comment 2

Pursuant to the Staff’s comment, the following disclosure has been added to the end of the first paragraph of the section entitled “Principal Investment Strategies”:

While the Index Provider may consult with First Trust prior to effectuating a material change to the Index methodology, First Trust maintains no discretion with regard to the compilation and composition of the Index or any changes thereto as such discretion ultimately lies with the Index Provider.

Comment 3 – Principal Investment Strategies

The Staff reiterates its comment that the prospectus should be revised to include disclosure regarding how the starting universe of index constituents is determined. For example, are all First Trust-advised ETFs that fall into the designated categories and have assets under management of at $50 million eligible for inclusion in the Index? If not, how does the Index determine which First Trust-advised ETFs that fall into the designated categories become eligible for inclusion?

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

Each ETF for which First Trust serves as investment advisor that is properly classified as an Equity Linked Income ETF, Fixed Income ETF or Commodity Linked Income ETF based upon its principal investment strategy is eligible for inclusion in the Index. However, to be selected for inclusion in the Index such ETF must have assets under management of at least $50 million. Certain ETFs may not be eligible for investment under Section 12 of the 1940 Act and the rules thereunder.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

3